Exhibit 99.2

SEDAR + Version

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT is made October 15, 2024

AMONG:

LITHIUM AMERICAS CORP., a corporation organized and existing under the laws of the Province of British Columbia

(“LAC”)

- and -

LITHIUM NEVADA VENTURES LLC, a limited liability company organized and existing under the laws of the State of Delaware

(“Holdco”)

- and -

GENERAL MOTORS HOLDINGS LLC, a limited liability company organized and existing under the laws of the State of Delaware

(the “Investor”)

RECITALS:

A.	The Investor has agreed to make investments in LAC in the aggregate amount of up to US$650,000,000, on the terms and subject to the conditions set forth in the Master Purchase Agreement.

B.	Holdco was formed as an indirect wholly owned subsidiary of LAC on October 4, 2024, by the filing of the Certificate of Formation of Holdco with the Office of the Secretary of State of Delaware.

C.	Following the Restructuring which is contemplated to be consummated following the date hereof, Holdco will become the indirect owner of the Thacker Pass Project.

D.

The parties hereto have determined that it is in the best interest of the parties to replace the Tranche 2 Investment (as such term is defined in the Master Purchase Agreement) with an investment by the Investor in Holdco in accordance with the terms and subject to the conditions set forth in this Agreement.

E.

Concurrently with the execution and delivery of this Agreement, the parties hereto have executed and delivered (i) the Termination Agreement, pursuant to which they have agreed to terminate the Subscription Agreement, dated as of October 3, 2023, between LAC and the Investor and the Master Purchase Agreement, and (ii) the Amended and Restated Investor Rights Agreement.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise provided:

(a)

“Affiliate” means, as to any specified Person, any other Person or entity who directly, or indirectly through one or more intermediaries, (i) controls such specified Person, (ii) is controlled by such specified Person, or (iii) is under common control with such specified Person;

(b)

“Agreement” means this investment agreement, together with the Disclosure Schedule, and Exhibits attached hereto (which are hereby incorporated by reference and made a part hereof for all purposes), and all permitted amendments hereto or restatements hereof;

(c)

“Amended and Restated Investor Rights Agreement” means the amended and restated Investor Rights Agreement, dated as of the date hereof, between LAC and the Investor, in the form attached hereto as Exhibit A;

(d)	“Annual Financial Statements” means the audited consolidated financial statements of LAC for the years ended December 31, 2023, 2022 and 2021;

(e)

“Applicable Laws” means, with respect to any Person, property, transaction event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, Orders and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(f)

“Authorizations” means, with respect to any Person, any Order, Permit, approval, consent, waiver, license or similar authorization issued by, or required to be obtained from, any Governmental Entity having jurisdiction over the Person;

(g)

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the City of New York or the City of Detroit and (ii) a day on which banks are generally closed in the City of New York or the City of Detroit;

(h)	“CFPOA” has the meaning ascribed thereto in Section 3.1(oo);

(i)	“Claim” means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration, including, for greater certainty, any proceeding or investigation by a Governmental Entity;

(j)	“Closing” has the meaning ascribed thereto in Section 5.1;

(k)	“Closing Date” has the meaning ascribed thereto in Section 5.1;

(l)	“Code” has the meaning ascribed thereto in Section 3.1(vv);

(m)	“Common Shares” means common shares in the capital of LAC;

(n)	“Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, instruments, arrangement, understanding or other commitment, whether written or oral;

(o)

“control” (including the terms “controlled by”, “controlling”, and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise;

(p)	“Direct Claim” has the meaning ascribed thereto in Section 8.3(a);

(q)

“Disclosure Documents” means all information and documents relating to LAC (and its predecessors, including Lithium Argentina which was formerly known as Lithium Americas Corp. prior to October 3, 2023) that are, or become, publicly available on SEDAR+ or with the United States Securities and Exchange Commission on EDGAR or otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars and technical reports since June 30, 2023. For the avoidance of doubt, any disclosure documents of Lithium Argentina post-Separation Transaction are not applicable to this definition;

(r)	“Disclosure Schedule” has the meaning ascribed thereto in Section 3.1;

(s)	“DOE” means the U.S. Department of Energy, an agency of the United States of America;

(t)

“DOE ASA” means that certain Affiliate Support, Share Retention and Subordination Agreement, to be entered, by and among LAC, 1339480 B.C. Ltd., Lithium Nevada Corp., KV Projects LLC, the DOE, and Citibank, N.A., as collateral agent substantially in the form provided for interagency review on August 30, 2024;

(u)

“DOE Loan” means that certain Loan Arrangement and Reimbursement Agreement, to be entered by and between Lithium Nevada Corp. and the U.S. Department of Energy, substantially in the form provided for interagency review on August 30, 2024;

(v)

“DOE Loan Amendment” means the amendment to the DOE Loan in order to account for the change in the structure of Investor’s investment as set forth in this Agreement and the Related Agreements compared to the investment contemplated by the Tranche 2 Subscription Agreement, including the Restructuring, and other similar administrative amendments; provided, however, that the DOE Loan Amendment shall not amend or modify any material terms of the DOE Loan without the prior written consent of the Investor;

(w)	“Employee Plans” has the meaning ascribed thereto in Section 3.1(kk);

(x)

“Environmental Laws” means all Applicable Laws relating to worker health and safety, pollution, natural resources, protection and preservation of the natural environment or any species that might make use of it or the generation, production, import, export, use, handling, storage, treatment, transportation, disposal or release of Hazardous Materials, including under common law, and all Authorizations issued pursuant to such Applicable Laws;

(y)

“Environmental Permits” includes all Orders, Permits, certificates, approvals, consents, registrations and licenses issued by, or required to be obtained from, any authority of competent jurisdiction under any Environmental Law;

(z)

“Equity Securities” means, with respect to any Person, (i) any shares of capital stock, limited liability company interests, partnership interests or other equity interests of such Person or any subsidiary of such Person or any securities convertible into or exchangeable or exercisable for any shares of capital stock, limited liability company interests, partnership interests or other equity interests in such Person or any subsidiary of such Person, (ii) any equity-based awards, contingent value rights, “phantom” stock warrants, calls, options or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity interest of, or other securities or ownership interests in such Person or any subsidiary of such Person, or other rights to acquire from such Person or any subsidiary of such Person, or any other obligation or agreement of such Person or any subsidiary of such Person to issue, deliver or sell, or cause to be issued, delivered or sold, any voting securities of, or other equity interests in, such Person or any subsidiary of such Person, or (iii) any other rights, arrangements or agreements to receive cash in respect of the value of equity interests in the such Person or any subsidiary of such Person;

(aa)	“Exhibits” has the meaning ascribed thereto in Section 1.3;

(bb)	“Existing Instrument” has the meaning ascribed thereto in Section 3.1(c);

(cc)	“FCPA” has the meaning ascribed thereto in Section 3.1(oo);

(dd)

“First Amendment to Phase 1 Offtake Agreement” means the First Amendment to Lithium Offtake Agreement to be entered into by and among LAC, Lithium Nevada Corp. and the Investor, in the form attached hereto as Exhibit E-1;

(ee)	“First Assignment Agreement” means that certain Assignment of Offtake Agreement, dated as of October 3, 2023, by and among Lithium Argentina, LAC and the Investor;

(ff)	“GDPR” has the meaning ascribed thereto in Section 3.1(uu);

(gg)

“GM Letters of Credit” means one or more letters of credit delivered by the Investor in favor of Citibank, N.A. (or its successor), as collateral agent under the DOE Loan, to satisfy the Funded Completion Support Commitment (as defined in the DOE ASA);

(hh)

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

(ii)

“Hazardous Materials” means any pollutant, contaminant or hazardous or toxic substance, material or waste that is regulated by or forms the basis of liability under, any Environmental Law, including, without limitation, (i) any material, substance or waste that is defined as a “hazardous waste”, “hazardous material”, “hazardous substance”, “extremely hazardous waste”, “restricted hazardous waste”, “pollutant”, “contaminant”, “hazardous constituent”, “special waste”, “toxic substance” or other similar term or phrase under any Environmental Law, (ii) petroleum, petroleum hydrocarbons, petroleum products, crude oil or any fraction or by-product derivatives thereof, (iii) asbestos, (iv) polychlorinated biphenyls, or (v) any radioactive substance;

(jj)	“Holdco” has the meaning ascribed thereto in the preamble;

(kk)	“Holdco 2 LLC” means Lithium Nevada Projects LLC, a Nevada limited liability company;

(ll)	“Holdco Indemnified Parties” has the meaning ascribed thereto in Section 8.2(a);

(mm)	“Holdco Subsidiaries” means Holdco 2 LLC, KV Projects LLC, and Lithium Nevada LLC, which, for the avoidance of doubt, shall be subsidiaries of Holdco after the completion of the Restructuring;

(nn)

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and any interpretations thereof issued by the International Financial Reporting Interpretations Committee;

(oo)

“Indemnified Party” means, in the case of Losses for which indemnification is provided under Section 8.2, any of the Holdco Indemnified Parties, or in the case of Losses for which indemnification is provided under Section 8.1, any of the Investor Indemnified Parties;

(pp)

“Indemnifying Party” means, in the case of Losses for which indemnification is provided under Section 8.2, the Investor, or in the case of Losses for which indemnification is provided under Section 8.1, LAC or Holdco, as applicable;

(qq)	“Intellectual Property” has the meaning ascribed thereto in Section 3.1(ee);

(rr)	“Interim Financial Statements” means the interim consolidated financial statements of LAC for the six months ended June 30, 2024;

(ss)	“Investor” has the meaning ascribed thereto in the preamble;

(tt)	“Investor Indemnified Parties” has the meaning ascribed thereto in Section 8.1(a);

(uu)	“Investor Rights Agreement” means the investor rights agreement, dated as of October 3, 2023, between LAC and the Investor;

(vv)	“Investor’s Initial Capital Contribution” has the meaning ascribed thereto in Section 2.1;

(ww)	“IT Systems and Data” has the meaning ascribed thereto in Section 3.1(tt);

(xx)

“Joint Venture Agreement” means the Amended and Restated Limited Liability Company Agreement of Holdco, dated as of the Closing Date, between NewCorp Inc. and the Investor, in the form attached as Exhibit B;

(yy)	“LAC” has the meaning ascribed thereto in the preamble;

(zz)	“LAC Equity Incentive Plan” means the equity incentive plan of LAC filed on SEDAR+ on October 10, 2023;

(aaa)	“LAC Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

(bbb)

“LAC Subsidiaries” means (i) 1339480 B.C. Ltd., (ii) when applicable, NewCorp Inc. (once formed in connection with the Restructuring), (iii) U.S. Manager, LLC, (iv) LAC Exploration LLC, (v) Holdco and (vi) each of the Holdco Subsidiaries (with reference to Lithium Nevada LLC meaning Lithium Nevada Corp. (prior to the Restructuring));

(ccc)

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), imperfection of title, encroachment, lease, license, easement, right-of-way, condition, restriction, or adverse right or claim, or other third-party interest or encumbrance of any kind;

(ddd)	“Lithium Argentina” means Lithium Americas (Argentina) Corp.;

(eee)

“Loss” means any actual and incurred loss, liability, Claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or Claim;

(fff)

“Management Services Agreement” means the management services agreement, dated as of the Closing Date, among U.S. Manager, LLC, Holdco, Lithium Nevada LLC, and for the purposes set forth therein, LAC, in the form attached hereto as Exhibit C;

(ggg)

“Master Purchase Agreement” means the master purchase agreement, dated as of January 30, 2023, between Lithium Argentina and the Investor, and the Joinder Agreement dated as of October 3, 2023, among LAC, Lithium Argentina and the Investor;

(hhh)

“Material Adverse Change” means any action, change, fact, event, circumstance or state of circumstances which, alone or in conjunction with other action, change, fact, event, circumstance or state of circumstances, is or could reasonably be expected to be, individually or in the aggregate, have a material adverse effect on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) of LAC and the LAC Subsidiaries, taken as a whole, provided that in no event shall any matter resulting from the following be deemed a Material Adverse Change:

(i)	changes in the regulatory accounting requirements applicable to LAC or the LAC Subsidiaries;

(ii)	changes in general economic or political conditions (whether international, national or local);

(iii)	changes (including changes of Applicable Laws) generally affecting the industry or industries in which LAC or the LAC Subsidiaries operate;

(iv)	acts of war, sabotage or terrorism, pandemic, epidemic or natural disasters;

(v)	shortages or price changes with respect to raw materials, metals or products used, produced or sold in connection with the business of the members of LAC or the LAC Subsidiaries;

(vi)	the announcement or consummation of the transactions contemplated by this Agreement;

(vii)	any action taken (or omitted to be taken) at the express written request or with the express written consent of the Investor;

(viii)	any action taken by LAC or the LAC Subsidiaries that is required pursuant to this Agreement; or

(ix)

any failure by LAC or the LAC Subsidiaries to meet any internal or published projections or forecasts for any period (it being understood that the underlying cause of the failure, if any, to meet such projections or forecasts shall be taken into account in determining whether a Material Adverse Change has occurred or could occur);

provided, however, that any action, change, fact, event, circumstance or state of circumstances resulting from the matters referred to in clauses (i), (ii), (iii), (iv) and (v) above shall be excluded only to the extent such matters do not disproportionately impact LAC and the LAC Subsidiaries, taken as a whole, as compared to other Persons operating in the same industry or industries in which LAC or the LAC Subsidiaries operate;

(iii)	“Material Contract” means each Contract that is material to the business, affairs or operations of LAC and the LAC Subsidiaries, taken as a whole;

(jjj)	“Mining Rights” has the meaning ascribed thereto in Section 3.1(s);

(kkk)	“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(pp);

(lll)	“NewCorp Inc.” means the entity described on Exhibit H as “NewCorp Inc.” to be formed in connection with the Restructuring;

(mmm)	“NYSE” means the New York Stock Exchange;

(nnn)	“OFAC” has the meaning ascribed thereto in Section 3.1(qq);

(ooo)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(ppp)

“Ordinary Course”, when used in relation to the taking of any action by any Person, means that the action is consistent with the past practices of such Person, or its business, is taken in the ordinary course of normal day-to-day operations of such Person, or its business and is consistent with reasonable, industry standard actions by LAC, including in furtherance of (i) capital-raising activities of LAC, (ii) or any Specified Matters that may arise in respect of LAC;

(qqq)	“Outside Date” means February 28, 2025;

(rrr)	“Permit” means any permit, license, approval, or other authorization required to be obtained by any Governmental Entity;

(sss)	“Permitted Liens” means, in respect of LAC and the LAC Subsidiaries, any one or more of the following:

(i)

Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities (A) which are not yet due and payable or delinquent or (B) which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entity is prevented from taking collection action during the valid contest of such amounts and in respect of which reserves have been provided in the most recently published consolidated financial statements of LAC in accordance with IFRS;

(ii)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the assets of LAC and the LAC Subsidiaries, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any assets of LAC and the LAC Subsidiaries and in respect of which adequate holdbacks are being maintained as required by Applicable Laws or as imposed by any Governmental Entity having jurisdiction over real property;

(iii)

municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property provided that the same does not materially impair the use, marketability or development of real property as presently used or planned to be used;

(iv)

customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which LAC or the LAC Subsidiaries conduct their business, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (A) were not incurred in connection with any indebtedness, and (B) do not materially impair or add material cost to the value or use of the subject property;

(v)

Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the assets of LAC and the LAC Subsidiaries, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(vi)

easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that in each case do not materially impair the use of such property as it is being used on the date of this Agreement;

(vii)

such other imperfections or irregularities of title or Liens as do not individually or in the aggregate materially detract from the value or materially and adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

(viii)

any Liens, other than those described above, that are (A) registered or of record as of the date hereof against title to real property comprising the assets of LAC and the LAC Subsidiaries in the applicable land registry offices or recording offices, or (B) registered or recorded, as of the date hereof, against the assets of LAC and the LAC Subsidiaries in a public personal property registry, or similar registry systems;

(ix)	Liens granted in connection with any project financing obtained by LAC; and

(x)	[Redacted – commercially sensitive information];

(ttt)

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

(uuu)	“PFIC” has the meaning ascribed thereto in Section 3.1(vv);

(vvv)	“Phase 1” means Phase 1 of the Thacker Pass Project as described on Exhibit D;

(www)

“Phase 1 Offtake Agreement” means that certain Lithium Offtake Agreement, dated as of February 16, 2023, by and between Lithium Argentina and the Investor, as assigned to LAC by Lithium Argentina on October 3, 2023, pursuant to the First Assignment Agreement;

(xxx)

“Phase 1 Offtake Agreement Amendment Documents” means, collectively, the First Amendment to Phase 1 Offtake Agreement, the Second Assignment Agreement and the Second Amendment to Phase 1 Offtake Agreement;

(yyy)	“Phase 2 Offtake Agreement” means the lithium offtake agreement, dated as of the Closing Date, between Lithium Nevada LLC, LAC and the Investor, in the form attached hereto as Exhibit F;

(zzz)	“Policies” has the meaning ascribed thereto in Section 3.1(uu);

(aaaa)	“Privacy Laws” has the meaning ascribed thereto in Section 3.1(uu);

(bbbb)	“Purchased Membership Interests” has the meaning ascribed thereto in Section 2.1;

(cccc)	“Regulation M” has the meaning ascribed thereto in Section 3.1(ww);

(dddd)

“Related Agreements” means the Joint Venture Agreement, the Amended and Restated Investor Rights Agreement, the Management Services Agreement, the Phase 1 Offtake Agreement Amendment Documents, the Phase 2 Offtake Agreement and the Termination Agreement, as applicable;

(eeee)

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, emptying, escaping, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the environment;

(ffff)	“Restructuring” has the meaning ascribed thereto in Section 2.2;

(gggg)	“Restructuring Documents” has the meaning ascribed thereto in Section 2.2;

(hhhh)

“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

(iiii)

“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(jjjj)	“Sanctions” means the economic sanctions laws, trade embargoes, export controls or restrictive measures administered, enacted or enforced by any Sanctions Authority;

(kkkk)

“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(llll)

“Second Amendment to Phase 1 Offtake Agreement” means the Second Amendment to Lithium Offtake Agreement to be entered into by and among Lithium Nevada LLC, LAC and the Investor, in the form attached hereto as Exhibit E-3;

(mmmm)	“Second Assignment Agreement” means the Assignment of Offtake Agreement to be entered into by and among LAC, Lithium Nevada Corp. and the Investor, in the form attached hereto as Exhibit E-2.

(nnnn)

“Securities Laws” means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSX and the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of LAC are listed for trading;

(oooo)	“Separation Transaction” has the meaning ascribed thereto in that certain Master Purchase Agreement, dated as of January 30, 2023, by and between LAC and Investor;

(pppp)

“Specified Matters” means any action, investigation, review, or inquiry involving LAC or its shareholders at any time prior to the Closing Date relating to foreign investment law matters, which for greater certainty includes (i) the receipt by LAC of any notice under the Investment Canada Act or any request for information in relation to any matter under review under Part IV.1 of the Investment Canada Act; and (ii) the receipt by LAC of any request for information from CFIUS pursuant to the Defense Production Act of 1950, as amended, and the implementing regulations thereof;

(qqqq)

“subsidiary” means, with respect to any Person, (i) any other Person of which at least a majority of (A) the economic interests in or (B) the Equity Securities, having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions of such other Person, are directly or indirectly owned by such Person or one or more subsidiaries of such Person, or a combination thereof and (ii) any partnership of which such Person or another subsidiary of such Person is the general partner;

(rrrr)	“Survival Date” has the meaning ascribed thereto in Section 8.4;

(ssss)

“Tax” or “Taxes” includes any federal, state, provincial, local, foreign and other taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, net proceeds, ad valorem, bank shares, alternative or add-on minimum, environmental, transaction, lease, occupation, severance, energy, unemployment, workers’ compensation, capital gains, special assessment, digital services, escheat, unclaimed property, capital stock, disability, production, utility, intangible property, estimated, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or successor liability in respect of any of the foregoing;

(tttt)

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed under Applicable Law in respect of Taxes;

(uuuu)	“Termination Agreement” means the termination agreement, dated as of the date hereof, between LAC and the Investor, in the form attached hereto as Exhibit G;

(vvvv)	“Thacker Pass Project” means the lithium mine being developed by LAC and certain LAC Subsidiaries at the Thacker Pass project property located in Humboldt County, Nevada;

(wwww)	“Thacker Pass Properties” has the meaning ascribed thereto in Section 3.1(z);

(xxxx)	“Third Party” has the meaning ascribed thereto in Section 8.3(a);

(yyyy)	“Third Party Claim” has the meaning ascribed thereto in Section 8.3(a);

(zzzz)	“Threatened Release” means a substantial likelihood of a sudden Release that requires immediate action to prevent or mitigate damage to the environment that may result from such Release;

(aaaaa)	“Tranche 2 Subscription Agreement” means that certain Subscription Agreement, dated as of February 16, 2023, between LAC and Investor;

(bbbbb)

“Transfer Taxes” means sales, use, transfer, real property transfer, recording, registration, stamp, stamp duty or similar Taxes and fees, and all formalities and recording costs that are imposed by any Governmental Entity, in each case, including any interest, penalties or additions to Tax attributable thereto (or attributable to the nonpayment thereof);

(ccccc)	“TSX” means the Toronto Stock Exchange;

(ddddd)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(eeeee)	“Unpatented Claims” has the meaning ascribed thereto in Section 3.1(z);

(fffff)	“U.S. Manager, LLC” means LAC Management LLC, a Nevada limited liability company;

(ggggg)

“U.S. Person” has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act. Without limiting the foregoing, but for greater clarity in this Agreement, a U.S. Person includes, subject to the exclusions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (iv) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (v) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by U.S. accredited investors who are not natural persons, estates or trusts;

(hhhhh)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(iiiii)	“Water Pollution Control Permit” [Redacted – commercially sensitive information].

1.2	Interpretation

For the purposes of this Agreement:

(a)	words (including defined terms) using or importing the singular number include the plural and vice versa, words importing one gender only shall include all genders;

(b)	the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c)	all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d)

the phrases “to the knowledge of”, “to the best knowledge of”, or “of which they are aware”, or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by a party to this Agreement, means that such party has reviewed all records, documents and other information currently in their possession or under their control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of LAC;

(e)	unless otherwise specified, all references in this Agreement to the symbol “$” are to the lawful money of the United States of America;

(f)	the use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively;

(g)

reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(h)

reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(i)	reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(j)

the phrases “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Disclosure Schedule to, this Agreement; and

(k)	references to time are to the local time in Vancouver, British Columbia.

1.3	Exhibits

The following exhibits attached to this Agreement (the “Exhibits”) form part of this Agreement:

Exhibit A	-	Amended and Restated Investor Rights Agreement

Exhibit B	-	Joint Venture Agreement

Exhibit C	-	Management Services Agreement

Exhibit D	-	Description of Phase 1

Exhibit E-1	-	First Amendment to Phase 1 Offtake Agreement

Exhibit E-2	-	Second Assignment Agreement

Exhibit E-3	-	Second Amendment to Phase 1 Offtake Agreement

Exhibit F	-	Phase 2 Offtake Agreement

Exhibit G	-	Termination Agreement

Exhibit H	-	Restructuring Step Plan

ARTICLE 2

HOLDCO INVESTMENT; RESTRUCTURING

2.1	Holdco Investment

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Investor agrees to subscribe for and purchase from Holdco, and Holdco agrees to sell and issue, a number of “Units” (as defined in the Joint Venture Agreement) representing 38% of the issued and outstanding limited liability company interests in Holdco as of the Closing Date (the “Purchased Membership Interest”), free and clear of all Liens (other than Liens arising out of, under or in connection with applicable Securities Laws). As total consideration for the issuance of the Purchased Membership Interests to the Investor, the Investor agrees to (i) make an initial capital contribution to Holdco of US$330,000,000 in cash on the Closing Date (the “Investor’s Initial Capital Contribution”), (ii) an additional capital contribution to Holdco of $100,000,000 in cash at FID (as defined in the Joint Venture Agreement), subject to the terms and conditions with respect to such additional capital contribution set forth in the Joint Venture Agreement, and (iii) provide the GM Letters of Credit, subject to the terms and conditions set forth in the Joint Venture Agreement.

The Investor shall pay the Investor’s Initial Capital Contribution at the Closing by wire transfer of immediately available funds to the account that Holdco designated in writing to the Investor, which such designation shall be provided at least five (5) Business Days prior to the Closing Date.

2.2	Restructuring

LAC shall, following the date hereof, take all actions necessary to complete the restructuring of LAC and the LAC Subsidiaries as set forth on Exhibit H (collectively, the “Restructuring”). The parties hereto acknowledge and agree that (i) any document or instrument of conveyance to complete the Restructuring shall in each case be in form and substance reasonably acceptable to the Investor (collectively, the “Restructuring Documents”) and (ii) in no event shall LAC cause or allow Holdco or any of the Holdco Subsidiaries to, directly or indirectly, incur, bear or otherwise assume liability or be responsible for any costs or expenses incurred by LAC or any LAC Subsidiary in connection with the Restructuring (including any applicable Transfer Taxes).

ARTICLE 3

REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS

AND AUTHORIZATIONS

3.1	Representations and Warranties of LAC and Holdco

Except as otherwise disclosed in the correspondingly numbered sections of the schedules to this Article 3 delivered to the Investor by LAC and Holdco (the “Disclosure Schedule”), each of LAC and Holdco hereby, jointly and severally, represents and warrants to the Investor as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)

this Agreement, the Termination Agreement and, at the time of Closing, each other Related Agreement, to the extent a party to such Related Agreement, has been duly authorized, executed and delivered by LAC and Holdco and constitutes a legal, valid and binding obligation of LAC and Holdco enforceable against LAC and Holdco in accordance with its terms, and will not violate or conflict with the constating documents of LAC and Holdco or the terms of any restriction, agreement or undertaking to which LAC or Holdco is subject;

(b)

LAC and each of the LAC Subsidiaries has been duly incorporated or organized (other than NewCorp Inc. prior to the Restructuring), as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. LAC and each of the LAC Subsidiaries is qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not result in a Material Adverse Change, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement or any Related Agreement (as applicable). All of the issued and outstanding Equity Securities of each of the LAC Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by LAC, directly or through subsidiaries, free and clear of any Lien. After the completion of the Restructuring, all of the issued and outstanding Equity Securities of each of the Holdco Subsidiaries will be owned by Holdco, directly or through subsidiaries. None of the outstanding capital stock or equity interest in any LAC Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such LAC Subsidiary. The constitutive or organizational documents of each of the LAC Subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect;

(c)

none of LAC or any of the LAC Subsidiaries is in violation of its charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which LAC or any of the LAC Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. LAC’s and Holdco’s execution, delivery and performance of this Agreement and each Related Agreement (as applicable) and the consummation of the transactions contemplated hereby and thereby, including the Restructuring, (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of LAC or any LAC Subsidiary, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of LAC or any of the LAC Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, and (iii) will not result in any violation of any Applicable Laws with respect to LAC or any of the LAC Subsidiaries that would reasonably be expected to result in a Material Adverse Change. Other than the DOE, no consent, approval, authorization or other order of, or registration or filing with, any court or other Governmental Entity is required for LAC’s or Holdco’s execution, delivery and performance of this Agreement and the Related Agreements and consummation of the transactions contemplated hereby, including the Restructuring;

(d)

the entering into of this Agreement and the Related Agreements, to the extent a party to such Related Agreement, and the exercise of the rights and performance of the obligations hereunder and thereunder by LAC and Holdco do not and will not: (i) conflict with or result in a default under any agreement, Material Contracts, mortgage, bond or other instrument to which LAC or any LAC Subsidiary is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Change;

(e)

the authorized capital of LAC consists of an unlimited number of common shares without par value. As of October 1, 2024, there were (i) 218,322,245 Common Shares issued and outstanding all of which have been authorized and validly issued and are fully paid and non-assessable, and (ii) outstanding options, restricted share units, performance share units and deferred share units under LAC Equity Incentive Plan providing for the issuance of up to 3,265,719 Common Shares upon the exercise or settlement thereof. There is no outstanding contractual obligation of LAC to repurchase, redeem or otherwise acquire any Common Shares or any convertible securities issued by LAC. Except as disclosed in the preceding sentences of this Section 3.1(e) and except as disclosed in Section 3.1(e) of the Disclosure Schedule, and subject to options, restricted share units, performance share units and deferred share units issued to new hires and other employees in the ordinary course under LAC Equity Incentive Plan, LAC and each LAC Subsidiary have no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating LAC or any of the LAC Subsidiaries to issue or sell any Common Shares or other securities, including any security or obligation (including through voting agreements or voting trusts) of any kind convertible into or exchangeable or exercisable for any Common Shares, other securities of LAC or securities of any of the LAC Subsidiaries;

(f)	LAC legally and beneficially, directly or indirectly, owns 100% of the issued and outstanding Equity Securities of the LAC Subsidiaries;

(g)

Other than as contemplated in connection with the Restructuring, (i) no Equity Securities of Holdco are issued or outstanding, except for limited liability company interests that the books and records of the Holdco indicate are owned of record and beneficially by U.S. Manager, LLC, and (ii) Holdco (A) has not issued securities convertible into or exchangeable for any limited liability company interests of Holdco; (B) has not issued options, warrants or other rights to purchase or subscribe to limited liability company interests of Holdco or securities that are convertible into or exchangeable for any limited liability company interests of Holdco; (C) is not party to any Contract relating to the issuance, sale or transfer of limited liability company interests of Holdco, any such convertible or exchangeable securities or any such options, warrants or other rights; and (D) has not issued any equity appreciation rights, profit participation rights or similar rights with respect to limited liability company interests of Holdco. Except as imposed by Applicable Law (and for this Agreement, the Related Agreements and the DOE Loan), there are no restrictions upon, or voting trusts, proxies or other Contracts of any kind with respect to, the voting, purchase, redemption, acquisition or transfer of, or the declaration or payment of any distribution on, any limited liability company interests of Holdco to which Holdco is a party. There are no issued or authorized stock appreciation, phantom stock, profit participation or similar rights or any other equity interests with respect to Holdco. Following the Closing, after giving effect to the transactions contemplated herein, the issued and outstanding Equity Securities of Holdco shall consist solely of the limited liability company interests that are held of record by the Investor and NewCorp Inc., as reflected in the Joint Venture Agreement, and all such limited liability company interests shall be duly authorized and validly issued;

(h)

after the completion of the Restructuring, Holdco will legally and beneficially, directly or indirectly, own 100% of the issued and outstanding Equity Securities of the Holdco Subsidiaries. After the completion of the Restructuring, Holdco will not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person, other than the Holdco Subsidiaries;

(i)

each of Holdco, NewCorp, Inc. and Holdco 2 LLC is or will be a newly formed “shell” entity that has no operations and has never conducted any operations or engaged in any business, transaction, or activity. Except in connection with this Agreement or the transactions contemplated hereby, each of Holdco, NewCorp, Inc. and Holdco 2 LLC (i) does not have, and has never had, any assets, liabilities, obligations, operations, employees, customers, suppliers, Intellectual Property or rights, obligations or relationships of any kind and (ii) is not, and has never been, party to or bound by any Contract;

(j)

LAC Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Annual Financial Statements, in the auditor’s report thereon and (ii) except that the Interim Financial Statements are prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws or IFRS. LAC Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of LAC and the LAC Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of LAC and the LAC Subsidiaries for the periods covered thereby (subject, in the case of the Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by LAC or the LAC Subsidiaries to any director or officer of LAC or the LAC Subsidiaries. None of LAC or the LAC Subsidiaries have any liabilities, except (i) liabilities reflected on, or reserved against, in LAC Financial Statements; and (ii) except as disclosed in Section 3.1(j) of the Disclosure Schedule, liabilities that have arisen since the date of the Interim Financial Statements in the Ordinary Course consistent with past practice and the DOE Loan, none of which is a liability resulting from or arising out of any breach of contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law;

(k)

LAC and each of the LAC Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(l)	since October 3, 2023, there has been no Material Adverse Change and none of LAC or the LAC Subsidiaries has:

(i)	paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course or as disclosed in Section 3.1(l)(ii) of the Disclosure Schedule;

(iii)

entered into any material transaction, except in each case as disclosed in the Disclosure Documents, elsewhere in this Agreement, Section 3.1(l)(iii) of the Disclosure Schedule, or in the Ordinary Course; or

(iv)

sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien (other than a Permitted Lien or as disclosed in Section 3.1(l)(iv) of the Disclosure Schedule) on any of its properties or assets, except in the Ordinary Course;

(m)

LAC and the LAC Subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by LAC in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by LAC in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to LAC’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of LAC for effectiveness in accordance with applicable Securities Laws as of the end of LAC’s most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of LAC’s most recent audited fiscal year. Since the end of LAC’s most recent audited fiscal year up to the end of LAC’s most recent reported interim financial period, other than as may be publicly disclosed by LAC, there have been no significant limitations or material weaknesses, in each case, in LAC’s design of its internal control over financial reporting (whether or not remediated) and no change in LAC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, LAC’s internal controls over financial reporting;

(n)

PricewaterhouseCoopers LLP, Chartered Professional Accountants, which has expressed its opinion with respect to the Annual Financial Statements, are independent auditors with respect to LAC as required under applicable Securities Laws. There has not been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between LAC and PricewaterhouseCoopers LLP;

(o)

except provided for in the DOE Loan, no LAC Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to LAC, or from making any other distribution with respect to such LAC Subsidiary’s equity securities or from repaying to LAC or any other LAC Subsidiary any amounts that may from time to time become due under any loans or advances to such LAC Subsidiary from LAC or from transferring any property or assets to LAC or to any other LAC Subsidiary;

(p)

LAC and each of the LAC Subsidiaries have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed against any of them, have not made a voluntary assignment in bankruptcy, have not taken any proceedings with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver appointed for any of property and have not had any execution or distress become enforceable or become levied upon any of property. Each of LAC and the LAC Subsidiaries has, and will at the Closing Date have, sufficient working capital to satisfy its obligations under this Agreement or under any Related Agreement, as applicable, and has sufficient capital to satisfy the “going concern” test under IFRS;

(q)

LAC and each of the LAC Subsidiaries are, and, as applicable, since June 30, 2021 have been, in material compliance with all Applicable Laws, and there is no Claim now pending or, to the knowledge of LAC, threatened, against or affecting LAC and the LAC Subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change and none of LAC or any of the LAC Subsidiaries are, to the knowledge of LAC, under any investigation with respect to, have been charged or to the knowledge of LAC threatened to be charged with, or have received notice of, any violation, potential violation or investigation of any Applicable Law or a disqualification by a Governmental Entity. No material labor dispute with current and former employees of LAC or any of the LAC Subsidiaries exists, or, to the knowledge of LAC, is imminent and, to the knowledge of LAC, there is no existing, threatened or imminent labor disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of LAC that would have a Material Adverse Change;

(r)

except as set forth in Section 3.1(r) of the Disclosure Schedule, each of LAC and the LAC Subsidiaries holds all necessary and material licenses, Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such license, Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(s)

Holdco and the Holdco Subsidiaries, taken as a whole: (i) own, lease, license, control or otherwise have legal rights to, through unpatented mining claims and millsites, fee lands, mining or mineral leases, exploration and mining permits, mineral concessions or otherwise (collectively, “Mining Rights”), all of the rights, titles and interests materially necessary or appropriate to authorize and enable the appropriate Holdco Subsidiary to access and carry on the material mineral exploration and/or mining, development and commissioning activities as currently being undertaken or as planned at the Thacker Pass Project, and (ii) are not in material default of such rights, titles and interests. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain Holdco’s or the applicable Holdco Subsidiary’s interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and LAC and each LAC Subsidiary has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith, except in respect of non-material Mining Rights that Holdco or any of the Holdco Subsidiaries intends to abandon or relinquish, and except for any non-compliance which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(t)

all exploration and development operations on the properties of LAC and the LAC Subsidiaries, including all operations and activities relating to the construction, development and commissioning of the Thacker Pass Project, have been conducted in all material respects in accordance with good exploration, development and engineering practices, and all Applicable Laws pertaining to workers’ compensation and health and safety have been complied with in all material respects;

(u)

other than as set forth in Section 3.1(u) of the Disclosure Schedule, Holdco or the Holdco Subsidiaries own, lease, control or otherwise have legal rights to all material Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Holdco or the Holdco Subsidiaries, as applicable, and subject to the nature and scope of the relevant project, to access, explore for, and/or mine and develop the mineral deposits relating thereto, and, other than as set forth in Section 3.1(u) the Disclosure Schedule, no material commission, royalty, license fee or similar payment to any person with respect to the Mining Rights is payable, except which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. All material Mining Rights in which Holdco or the Holdco Subsidiaries hold an interest or right have been validly registered and recorded in accordance in all material respects with all Applicable Laws and are valid and subsisting. Holdco or the Holdco Subsidiaries have or expect to obtain in the Ordinary Course all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Rights granting Holdco or the Holdco Subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as are appropriate in view of the rights and interests therein of Holdco or the Holdco Subsidiaries, with only such exceptions as do not unreasonably interfere with the use made by Holdco or the Holdco Subsidiaries of the rights or interest so held; and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Holdco or the Holdco Subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(v)

the disclosure of the Mining Rights of LAC and the LAC Subsidiaries as reflected in the Disclosure Documents, constitutes an accurate description, in all material respects, of all material Mining Rights held by LAC and the LAC Subsidiaries, and LAC has no knowledge of any Claim or the basis for any Claim, including a Claim with respect to aboriginal or native rights, that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change on the right thereof to use, transfer or otherwise explore for, develop and mine mineral deposits with respect to such Mining Rights;

(w)

with respect to each Material Contract: (i) such Material Contract is in full force and effect and is a valid and binding agreement of LAC or the applicable LAC Subsidiary, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) none of LAC or any of the LAC Subsidiaries (as applicable) are in breach, violation or default in any material respect, nor has LAC or any LAC Subsidiary received any written notice of breach of, violation of or default under (or of any condition which with the passage of time or the giving of notice would cause a breach or default under), such Material Contract; (iii) to LAC’s knowledge, no other party is in breach or default in any material respect under such Material Contract; and (iv) none of LAC or any LAC Subsidiary (as applicable) has received any written notice from any counterparty thereto to terminate (other than Material Contracts that are expiring pursuant to their terms) or not renew any Material Contract. None of LAC or any of the LAC Subsidiaries are a party or are subject to any Contracts of any nature whatsoever to acquire, be acquired by, merge or enter into any business combination or joint venture agreement with any entity, or to acquire any other business or operations;

(x)	other than as would not result in a Material Adverse Change:

(i)

all Taxes due and payable by LAC and the LAC Subsidiaries have been paid. All Tax Returns required to be filed by LAC and the LAC Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns, declarations, remittances and filings are complete and accurate in all material respects;

(ii)

no audit or examination of any Tax of LAC or any of the LAC Subsidiaries is currently in progress or, to the knowledge of LAC, threatened; and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by LAC or any of the LAC Subsidiaries. All deficiencies proposed as a result of any audits have been paid, reserved against, settled, or as disclosed, are being contested in good faith by appropriate proceedings. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against LAC or any of the LAC Subsidiaries in any jurisdiction where LAC or such LAC Subsidiary does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction;

(iii)

none of LAC or the LAC Subsidiaries (A) have entered into a written agreement or waiver extending any statute of limitations relating to the assessment, payment or collection of Taxes or the filing of Tax Returns that has not expired or (B) is presently contesting any Tax liability before any Governmental Entity, court, tribunal or other applicable agency;

(iv)

all Taxes that LAC or any of the LAC Subsidiaries are (or were) required by Applicable Law to withhold or collect in connection with amounts paid, credited or owing to any Person (including any employee, independent contractor, creditor, stockholder, member or other third party) have been duly withheld or collected, and have been duly and timely paid over to the proper Governmental Entity to the extent due and payable. Each of LAC and the LAC Subsidiaries has properly collected and remitted sales, use, value-added, goods and services, GST/HST, property, and similar Taxes with respect to sales, services, and similar transaction;

(v)

none of LAC or the LAC Subsidiaries (A) has been a member of any affiliated group filing or required to file a consolidated, combined, unitary, or other similar Tax Return (other than any such group of which LAC or such LAC Subsidiary is the common parent) or (B) has any liability for the Taxes of any Person as a transferee or successor or by contract (other than ordinary course of business agreements, such as leases or loans, the focus of which is not Taxes);

(vi)	there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of LAC or any of the LAC Subsidiaries;

(vii)

none of LAC or the LAC Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (A) a change in method of accounting; (B) an agreement with any taxing authority or Governmental Entity; (C) an installment sale or open transaction; or (D) a prepaid amount;

(viii)

none of LAC or any of the LAC Subsidiaries has any permanent establishment or otherwise has become subject to Tax in a jurisdiction other than the country of its formation or where it is filing Tax returns;

(ix)

none of LAC or any of the LAC Subsidiaries is a party to, or bound by, any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract, except as disclosed in Section 3.1(x)(ix) of the Disclosure Schedule;

(x)

each of LAC and the LAC Subsidiaries has complied with all transfer pricing rules (including maintaining appropriate documents for all transfer pricing arrangements for purposes of Section 482 of the Code, Section 247 of the Income Tax Act (Canada), or any similar provision in the Tax law of another jurisdiction);

(xi)

there is no power of attorney given by or binding upon LAC or any of the LAC Subsidiaries with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired;

(y)

each of LAC and the LAC Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority, and the consummation of the transactions contemplated by this Agreement or any Related Agreement, will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(z)

with respect to the interests in real property comprising the Thacker Pass Project (the “Thacker Pass Properties”), (i) one of the Holdco Subsidiaries has good and marketable title to all of that portion of the Thacker Pass Properties comprised of fee lands, free and clear of all Liens other than Permitted Liens, and (ii) with respect to the unpatented mining claims and millsites comprising a portion of the Thacker Pass Project (collectively, the “Unpatented Claims”), subject to the paramount title of the United States of America, one of the Holdco Subsidiaries holds good record title to and a valid possessory interest in the Unpatented Claims, free and clear of all Liens other than Permitted Liens, and (A) that one of the Holdco Subsidiaries is in exclusive possession thereof; (B) all such Unpatented Claims were located, staked, filed and recorded on available public domain land in material compliance with all Applicable Laws; (C) annual assessment work (if applicable) sufficient to satisfy the requirements of Applicable Laws was timely and properly performed on or for the benefit of all such Unpatented Claims and affidavits evidencing such work were timely recorded and filed with the appropriate Governmental Entities, or claim maintenance fees required to be paid under Applicable Laws in lieu of the performance of assessment work in order to maintain the Unpatented Claims have been timely and properly paid and affidavits or other notices evidencing such payments as required under Applicable Laws have been timely and properly filed and recorded; (D) there are no material conflicts between the Unpatented Claims and unpatented mining claims or millsites owned by third parties; and (E) there are no Claims pending or, to the knowledge of LAC or the LAC Subsidiaries, threatened against or affecting any of the Unpatented Claims;

(aa)	other than as set forth in Section 3.1(aa) of the Disclosure Schedule, with respect to the water rights for water use at the Thacker Pass Project:

(i)	one of the Holdco Subsidiaries holds good and valid title to or has an irrevocable option to purchase those water rights, free and clear of all Liens other than Permitted Liens;

(ii)	each of the water rights for Phase 1 is approved, valid and in good standing in the records of the Nevada State Engineer’s Office;

(iii)

the water rights are adequate, assuming that the existing and future sources can produce the full permitted annual volume and peak flows, for the development and operation of Phase 1 of the Thacker Pass Project as contemplated by LAC;

(iv)

one of the Holdco Subsidiaries or the current owner of the water rights has acted with reasonable diligence to work toward placing the water rights to beneficial use, and none of the water rights is presently subject to forfeiture or partial forfeiture from any non-use; and

(v)

none of the LAC Subsidiaries or LAC has received or has knowledge of any written notices from the Nevada State Engineer or any other Governmental Entities respect to any violations, deficiencies or expired deadlines concerning the water rights;

(bb)

LAC is a “reporting issuer” within the meaning of applicable Securities Laws in all provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory or Governmental Entity has issued any order preventing or suspending trading of any securities of LAC, and LAC is not in default of any material provision of applicable Securities Laws. The Common Shares are listed on the TSX and NYSE and trading in the Common Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of LAC is pending or, to the knowledge of LAC, threatened. None of LAC or any of the LAC Subsidiaries have received notice of any Claim, inquiry, review or investigation (formal or informal) of LAC or the LAC Subsidiaries by any securities commission or similar regulatory authority under applicable Securities Laws or by the TSX or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and LAC is in compliance in all material respects with applicable Securities Laws. None of the LAC Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction. LAC has filed all documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX and the NYSE. The documents and information comprising the Disclosure Documents, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. LAC has not filed any confidential material change report that at the date hereof remains confidential;

(cc)

the proven and probable mineral reserves and mineral resources, as set forth in Section 3.1(cc) of the Disclosure Schedule, were in all material respects prepared in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, and in all material respects in accordance with all Applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Holdco or any of the Holdco Subsidiaries, or any of their joint ventures, taken as a whole, from the amounts most recently set forth in Section 3.1(cc) of the Disclosure Schedule;

(dd)

Section 3.1(dd) of the Disclosure Schedule sets forth a correct list of all material Permits and all such material Permits are in full force and effect, and LAC and the LAC Subsidiaries have performed all of its and their obligations under and are, other than as disclosed in Section 3.1(dd) of the Disclosure Schedule, and have been, in material compliance with all such Permits. LAC and the LAC Subsidiaries are not in violation of, or in material default under, any of the Permits and LAC and the LAC Subsidiaries have not received any written or, to its and their knowledge, oral notice from any Governmental Entity (i) indicating or alleging that LAC or the LAC Subsidiaries do not possess any material Permit required to own, lease, and operate its properties and assets or to conduct the business as currently conducted or (ii) threatening or seeking to withdraw, revoke, terminate, or suspend any of its or their material Permits. None of LAC or any of the LAC Subsidiaries’ Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement, any Related Agreement or the consummation of the transactions contemplated by this herein or therein;

(ee)

each of Holdco and the Holdco Subsidiaries, as applicable, owns or possesses the right to use (i) all patents, patent applications, patent disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice), continuations, divisionals, continuations-in-part, revisions, provisionals and patents issuing on any of the foregoing, and any renewals, reexaminations, substitutions, extensions, reissues and counterparts of any of the foregoing, together with all prosecution files, utility models and invention disclosures, (ii) all trademarks, service marks, product and service names, brands, trade dress, logos, trade names, designs, business symbols, corporate names, and other indicia of source or business identifiers, whether registered or unregistered, (including all rights to sue in passing off), and all applications, registrations and renewals and extensions of or in connection therewith and common law trademarks and service marks, together with all of the goodwill associated with any of the foregoing, (iii) all copyrights, moral rights, topography rights, rights in databases and design rights, and all applications, registrations, renewals and reversions of or in connection therewith, and all works of authorship (published and unpublished), including rights in software, (iv) domain names, domain name registrations, websites, website content, and social media identifiers, names and tags (including accounts therefor and registrations thereof), (v) all trade secrets, proprietary information, data, know-how and other confidential business or technical information (including research and development, compositions, industrial designs, industrial property, manufacturing and production processes, technical data, designs, specifications and business and marketing plans and proposals), (vi) publicity and privacy rights, (vii) all other forms of rights in technology (whether or not embodied in any tangible form) and including all tangible embodiments of the foregoing, and (viii) all other intellectual property, proprietary and other rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere in the world, (collectively, “Intellectual Property”) necessary to permit Holdco and the Holdco Subsidiaries to conduct their business as currently conducted and planned to be conducted. None of LAC or any of the LAC Subsidiaries has received any notice nor does or has the business of LAC or any of the LAC Subsidiaries infringed or conflicted with rights of others with respect to any Intellectual Property, and none of LAC or any of the LAC Subsidiaries have knowledge of any facts or circumstances that would render any Intellectual Property owned by LAC and the LAC Subsidiaries invalid or inadequate to protect the interests of LAC or the LAC Subsidiaries therein;

(ff)

LAC and the LAC Subsidiaries take and have taken commercially reasonable steps to protect and maintain the Intellectual Property owned by LAC and the LAC Subsidiaries and the confidentiality of trade secrets and material confidential information included therein, and none of LAC or the LAC Subsidiaries have disclosed any such confidential Intellectual Property to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information;

(gg)

neither the execution, delivery, or performance of this Agreement or any Related Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any Related Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Intellectual Property owned by LAC or any LAC Subsidiary; (ii) a breach of any Material Contract related to Intellectual Property; (iii) the release, disclosure, or delivery of any Intellectual Property owned by LAC or any LAC Subsidiary, by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Intellectual Property owned by LAC or any LAC Subsidiary;

(hh)

all Persons who have contributed, developed or conceived any Intellectual Property owned by LAC or any LAC Subsidiary have done so pursuant to a valid and enforceable agreement or other legal obligation that protects the confidential information of LAC or any LAC Subsidiary and grants LAC or any LAC Subsidiary exclusive ownership of the Person’s contribution, development or conception;

(ii)

(i) LAC and each LAC Subsidiary, their respective properties and assets, and the business, affairs and operations of each of LAC and the LAC Subsidiaries, have been in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) none of LAC or the LAC Subsidiaries are in material violation of any regulation relating to the Release or Threatened Release of Hazardous Materials; (iii) each of LAC and the LAC Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and Environmental Permits; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or a Claim by any private party or Governmental Entity, against or affecting LAC or the LAC Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) there are no Environmental Permits which either Holdco or the Holdco Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of Holdco and the Holdco Subsidiaries as presently conducted or as planned, except for such Environmental Permits which if not obtained would not have a Material Adverse Change. Except as set forth on Section 3.1(ii) of the Disclosure Schedule, Holdco and each Holdco Subsidiary has, collectively, obtained or possess all material Permits required by Applicable Law and/or expects to receive all renewals for material Permits, including all material Environmental Permits, to own, lease, and operate its properties and assets and to conduct the business as currently conducted or proposed to be conducted by Holdco and the Holdco Subsidiaries, including access to and the construction, commissioning and operation of the Thacker Pass Project. Each material Environmental Permit, is valid, subsisting and in good standing and neither Holdco nor any Holdco Subsidiary is in default or breach of any material Environmental Permit, and no proceeding is pending or, to the knowledge of LAC, threatened to revoke or limit any material Environmental Permit. No approval, consent or authorization of any aboriginal or native group is pending for the operation of the businesses carried on or proposed to be commenced by Holdco or any of the Holdco Subsidiaries, including access to and the construction, commissioning and operation of the Thacker Pass Project. None of LAC or any of the LAC Subsidiaries has used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials, except where such use would not reasonably be expected to result in a Material Adverse Change. None of LAC or any of the LAC Subsidiaries, including if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Law, and none of LAC or any of the LAC Subsidiaries, including if applicable, any predecessor companies, have settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of Holdco or any Holdco Subsidiary, nor has Holdco or any Holdco Subsidiary received notice of any of the same. Except as ordinarily or customarily required by applicable Environmental Permits, none of LAC or any of the LAC Subsidiaries has received any notice or Claim wherein it is alleged or stated that it is potentially responsible in a material amount for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. There are no environmental audits, evaluations, assessments, studies or tests relating to LAC or any of the LAC Subsidiaries except for ongoing assessments conducted by or on behalf of LAC or a LAC Subsidiary in the ordinary course;

(jj)

in the Ordinary Course, LAC conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of LAC and the LAC Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to LAC’s attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(kk)

none of LAC or any of the LAC Subsidiaries sponsors or maintains or has any obligation to make contributions to any “pension plan” (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended. Each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by LAC or the LAC Subsidiaries for the benefit of any current or former director, officer or employee of LAC or the LAC Subsidiaries, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(ll)

other than fees to be paid to LAC’s financial advisors in connection with the advisory services rendered by them in connection with the transactions contemplated by this Agreement or any Related Agreement as disclosed in Section 3.1(ll) of the Disclosure Schedule, there is no broker, finder or other party or Person, that is entitled to receive from LAC any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement or any Related Agreement;

(mm)

there is no broker, finder or other party or Person, that is entitled to receive from Holdco or any of the Holdco Subsidiaries any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement or any Related Agreement;

(nn)

each of LAC and the LAC Subsidiaries are insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by LAC and the LAC Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. LAC has no reason to believe that it or any of the LAC Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. None of LAC or the LAC Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(oo)

none of LAC or any of the LAC Subsidiaries or any director, officer, or employee of LAC or any of the LAC Subsidiaries, or to the knowledge of LAC, any agent, affiliate or other person acting on behalf of LAC or any of the LAC Subsidiaries has, in the course of its actions for, or on behalf of, LAC or any of the LAC Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. LAC and the LAC Subsidiaries and, to the knowledge of LAC, LAC’s affiliates have conducted their respective businesses in compliance with the FCPA and CFPOA and have instituted and maintain (or are in the process of instituting and maintaining) policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(pp)

the operations of LAC and the LAC Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving LAC or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of LAC, threatened;

(qq)

none of LAC, the LAC Subsidiaries, directors, officers, or employees, or, to the knowledge of LAC, after reasonable inquiry, any agent, affiliate or other person acting on behalf of LAC or any of the LAC Subsidiaries is currently the subject or the target of any U.S. Sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant Sanctions Authority; nor is LAC or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, Russia and Syria; and LAC will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, LAC and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any sanctioned country;

(rr)

none of LAC, or any of the LAC Subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of LAC, indirect owner of one percent (1%) or more interest in LAC as of the date of this Agreement, or any direct or, to the knowledge of LAC, indirect owner that may acquire five percent (5%) or more interest in LAC after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of LAC, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(ss)	LAC is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;

(tt)

there has been no material security breach or other material compromise of or relating to any of LAC or the LAC Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (i) LAC and each of the LAC Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (ii) LAC and each of the LAC Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change; and (iii) LAC and each of the LAC Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(uu)

LAC and each of the LAC Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation the Health Insurance Portability and Accountability Act of 1996, and LAC and the LAC Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in material compliance with, the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679), to the extent the GDPR applies to LAC (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, LAC and each of the LAC Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (the “Policies”). LAC and each of the LAC Subsidiaries have at all times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of LAC, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. LAC further certifies that neither it nor any of the LAC Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except with respect to subsection (i), (ii) and (iii) as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(vv)

Based on current business plans and financial expectations, LAC reasonably believes, after receiving advice from counsel, that it will be a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”) for its current tax year and may be a PFIC in future tax years;

(ww)

none of LAC or any of the LAC Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(xx)

none of LAC or any of the LAC Subsidiaries is, or will be, after the consummation of the transactions contemplated hereby, required to register as an “investment company” under the Investment Company Act of 1940, as amended;

(yy)

there are no business relationships or related-party transactions involving LAC or any of the LAC Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(zz)

none of the directors, officers or employees of LAC or the LAC Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with LAC or the LAC Subsidiaries;

(aaa)

LAC and the LAC Subsidiaries have to their knowledge provided truthful and materially complete information to CFIUS and Canadian Governmental Authorities with respect to inquiries or requests that LAC or the LAC Subsidiaries have received, including all Specified Matters;

(bbb)	to LAC’s knowledge, there are no undisclosed facts or circumstances which may constitute a Material Adverse Change;

(ccc)

as of the date of this Agreement, none of LAC or any of the LAC Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in LAC’s Thacker Pass Project or assets related thereto, (ii) acquisition of any of the voting equity interests of LAC through a primary issuance for cash proceeds, (iii) offtake or similar arrangement with respect to production at the Thacker Pass Project, (iv) tender offer or exchange offer by LAC that if consummated would result in any person or that person’s affiliates beneficially acquiring any of the voting equity interests of LAC, (v) merger, consolidation, other business combination or similar transaction involving LAC or any of the LAC Subsidiaries, pursuant to which such person would own any of the consolidated assets, net revenues or net income of LAC and the LAC Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of LAC or the declaration or payment of an extraordinary dividend (whether in cash or other property) by LAC, in all cases of clauses (i)-(vi), where such transaction is to be entered into with any FEOC (as such term is defined in the Phase 1 Offtake Agreement);

(ddd)

pursuant to the DOE Loan, the Initial Capital Contribution (as defined in the Joint Venture Agreement) by LAC to Holdco can be reduced by the LAC 2024 Capex (as defined in the Joint Venture Agreement), and such capital contribution reduction shall not, as of the date hereof and as of the Closing Date, (i) create a funding need that requires additional capital contributions by the members of Holdco in excess of the Initial Capital Contributions (as defined in the Joint Venture Agreement) and the FID Contributions (as defined in the Joint Venture Agreement) in order to draw the DOE Loan, or (ii) delay or otherwise impact in any adverse respect the closing of the DOE Loan (as amended by the DOE Loan Amendment) or any advances by the DOE thereunder; and

(eee)	[Redacted – seriously prejudicial].

3.2	Representations and Warranties of the Investor

The Investor hereby represents and warrants to LAC as follows and acknowledges that LAC is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)

this Agreement, the Termination Agreement and, at the time of Closing, each other Related Agreement, to the extent a party such Related Agreement, has been duly authorized, executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement or undertaking to which the Investor is subject;

(b)

the Investor has been duly incorporated and is validly existing as a limited liability company under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute and deliver the Agreement and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c)

the Investor is acquiring the Purchased Membership Interests for its own account and not as agent for the benefit of any other Person (within the meaning of Securities Laws) for investment purposes only and has no current intention to sell or otherwise dispose of the Purchased Membership Interests; and

(d)	the Investor is not a “bad actor” within the meaning of Rule 506(d) promulgated under the U.S. Securities Act.

3.3	Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees that no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Purchased Membership Interests.

ARTICLE 4

CONDITIONS PRECEDENT TO CLOSING

4.1	Investor’s Conditions Precedent to Closing

The Investor’s obligation under this Agreement to consummate the transactions contemplated by this Agreement, shall be subject to the following conditions (which conditions may be waived by the Investor in its sole discretion):

(a)

(i) the representations and warranties of LAC and Holdco contained in Sections 3.1(a) (Due Authorization), 3.1(b) (Organization and Existence), 3.1(g) (Holdco Capitalization), 3.1(h) (Holdco Subsidiaries) and 3.1(mm) (Brokers) of this Agreement shall be true and correct in all respects as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of LAC and Holdco contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Change, in all respects) as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(b)

(i) the Amended and Restated Investor Rights Agreement and the Phase 1 Offtake Agreement shall remain in full force and effect and (ii) LAC and Holdco shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement, the Amended and Restated Investor Rights Agreement and the Phase 1 Offtake Agreement (as applicable) required to be performed or complied with prior to the Closing;

(c)	[Redacted – seriously prejudicial];

(d)	[Redacted – seriously prejudicial];

(e)	[Redacted – seriously prejudicial];

(f)	no Material Adverse Change shall have occurred;

(g)	the Restructuring shall have been completed in accordance with Section 2.2;

(h)

(i) the DOE Loan, as amended by the DOE Loan Amendment, shall remain in full force and effect, (ii) Holdco and the Holdco Subsidiaries (as applicable) shall have performed or complied with, in all respects, all of their respective obligations, covenants and agreements under the DOE Loan, as amended by the DOE Loan Amendment, required to be performed or complied with prior to the Closing, and (iii) the DOE has approved in writing the transactions contemplated by this Agreement;

(i)

the plan referred to in Section 6.6 shall have been mutually agreed to in writing by the parties hereto and the committee described in clause (a) of Section 6.6 shall have been established; provided that the Investor shall not be entitled to enforce this Section 4.1(i), and shall be deemed to have waived this condition, to the extent that the Investor has breached the covenant described in Section 6.6 in any material respect and such breach has resulted in the failure of this condition to be satisfied at the Closing;

(j)	LAC making its Initial Capital Contributions (as such term is defined in the Joint Venture Agreement);

(k)	[Redacted – seriously prejudicial];

(l)

at least five (5) Business Days prior to the Closing, the Investor shall have received a written notice from LAC setting forth a good faith estimate of the amount of LAC 2024 CapEx (as defined in the Joint Venture Agreement) together with sufficient supporting documentation; and

(m)	the Investor shall have received the closing deliveries set forth in Section 5.2.

4.2	LAC’s and Holdco’s Conditions Precedent to Closing

LAC’s and Holdco’s obligation under this Agreement to consummate the transactions contemplated by this Agreement, is subject to the following conditions (which conditions may be waived by LAC in its sole discretion):

(a)

the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b)

the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Related Agreements (as applicable) required to be performed or complied with prior to the Closing;

(c)	[Redacted – seriously prejudicial];

(d)	[Redacted – seriously prejudicial]; and

(e)	LAC and Holdco shall have received the closing deliveries set forth in Section 5.3.

ARTICLE 5

CLOSING

5.1	Time and Place of Closing

Unless this Agreement is earlier validly terminated pursuant to Section 7.1, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 9:00 a.m. (Pacific time), on the date that is ten (10) Business Days after the satisfaction or waiver of the conditions precedent set forth in Section 4.1 and Section 4.2 (excluding the conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date, and at such other time and place, as may be agreed in writing by Investor and LAC. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.” Once the Closing occurs, the Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of, 12:01 a.m. (Pacific time) on the Closing Date.

5.2	LAC’s and Holdco’s Closing Deliveries

At or prior to the Closing, each of LAC and Holdco, as applicable, shall deliver to the Investor the following:

(a)

a certificate of good standing of Holdco and each Holdco Subsidiary dated within ten (10) Business Days of the Closing Date issued pursuant to the Delaware Secretary of State (or other applicable Governmental Entity of the jurisdiction in which such Person is organized);

(b)	each of the Related Agreements, duly executed by LAC and the LAC Subsidiaries, to the extent applicable;

(c)

a certificate dated as of the Closing Date from a senior officer or the manager of Holdco (on Holdco’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, certifying with respect to:

(i)	the satisfaction of the conditions referred to in Sections 4.1(a) and 4.1(b) as they pertain to Holdco;

(ii)	the currently effective organizational documents of Holdco and each Holdco Subsidiary; and

(iii)	an incumbency and signatures of signing persons of authority and officers of Holdco;

(d)

a certificate dated as of the Closing Date from a senior officer of LAC (on LAC’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, certifying with respect to:

(i)	the satisfaction of the conditions referred to in Sections 4.1(a), 4.1(b) and 4.1(j) as they pertain to LAC;

(ii)	the necessary corporate approvals of LAC and the LAC Subsidiaries for the Restructuring and the other transactions contemplated by this Agreement and the Related Agreement; and

(iii)	an incumbency and signatures of signing persons of authority and officers of LAC;

(e)

a legal opinion, in a form satisfactory to the Investor, acting reasonably, as to the Applicable Laws in the State of Nevada and the ownership of the Thacker Pass Project and Holdco’s and the Holdco Subsidiaries’ interest therein;

(f)	a copy of the DOE Loan and the DOE Loan Amendment, each duly executed by the DOE and all other parties to the DOE Loan;

(g)	copies of the Restructuring Documents, duly executed by LAC and the LAC Subsidiaries, to the extent applicable;

(h)	[Redacted – seriously prejudicial]; and

(i)	such further certificates and other documentation from LAC or Holdco as may be contemplated herein or as the Investor may reasonably request.

5.3	Investor’s Closing Deliveries.

At or prior to the Closing, the Investor shall deliver to LAC and Holdco, as applicable, the following:

(a)	each of the Related Agreements, duly executed by the Investor;

(b)	the Investor’s Initial Capital Contribution in accordance with Section 2.1;

(c)

a certificate from an officer of the Investor (on the Investor’s behalf and without personal liability), in form and substance satisfactory to LAC, acting reasonably, confirming the conditions referred to in Sections 4.2(a) and 4.2(b); and

(d)	such further certificates and other documentation from the Investor as may be contemplated herein or as LAC or Holdco may reasonably request.

ARTICLE 6

COVENANTS

6.1	Actions to Satisfy Closing Conditions

Each of the parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions for which they are responsible for performing, delivering or satisfying set forth in Article 4 and make all of their respective deliveries set forth in Article 5 as soon as practicable and prior to the Outside Date.

6.2	Conduct of Business Pending the Closing

Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Closing and the termination of this Agreement, LAC shall, and shall cause each of the LAC Subsidiaries to, conduct its business in the Ordinary Course in material compliance with Applicable Laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of LAC and each of the LAC Subsidiaries in all material respects, preserve and maintain all of its Permits, and preserve the rights, goodwill and relationships of counterparties of Material Contracts. Without limiting the foregoing, LAC covenants and agrees with the Investor that LAC will not, and will cause each of the LAC Subsidiaries not to, from the date hereof and ending on the earlier of the Closing and the termination of this Agreement, except with the prior written consent of the Investor, or as set forth in Section 6.2 of the Disclosure Schedule:

(a)	authorize, issue, sell, transfer, pledge, grant, dispose of, encumber or deliver any of the Equity Securities of Holdco or the Holdco Subsidiaries;

(b)	permit Holdco or any of the Holdco Subsidiaries to cease being wholly-owned, directly or indirectly, by LAC;

(c)	adopt any amendments to organizational or governing documents of LAC or any of the LAC Subsidiaries;

(d)

perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the transactions contemplated by this Agreement and the Related Agreements;

(e)

other than as disclosed in Section 6.2(e) of the Disclosure Schedule, take any action that, if taken after the Closing, would require Specified Approval (as defined in the Joint Venture Agreement) or Supermajority Approval (as defined in the Joint Venture Agreement), would require the consent of the Investor pursuant to Section 4.5(c)(i) and (vi) of the Joint Venture Agreement or would require the approval of the Non-Conflicted Members (as defined in the Joint Venture Agreement) as a Related Party Matter (as defined in the Joint Venture Agreement), including, for the avoidance of doubt, making any material amendment to the DOE Loan (other than the DOE Loan Amendment); provided that LAC and the LAC Subsidiaries may provide intercompany funding among LAC and the LAC Subsidiaries through the issuance of equity among LAC and the LAC Subsidiaries, notwithstanding the fact that providing such intercompany funding may constitute a matter requiring Specified Approval or Supermajority Approval; or

(f)	agree or commit to do, or enter into any Contract to take, or resolve, authorize or approve any action to do, any of the foregoing actions,

provided, however, that nothing in this Agreement shall limit or restrict LAC from undertaking the Restructuring or from undertaking a debt or equity financing of up to $200 million that: (i) does not prejudice the ability of LAC, the Investor, or their respective Affiliates to complete the transactions set forth in this Agreement and the Related Agreements; (ii) has a use of proceeds that supports LAC’s contemplated financial commitments to develop the Thacker Pass Project; and (iii) does not involve any (x) Sanctioned Person, (y) FEOC or (z) GM Competitor (in each case as defined in the Phase 1 Offtake Agreement).

6.3	Consents, Approvals and Authorizations

(a)

Each of LAC and Holdco, as applicable, covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to this Agreement and the transactions contemplated hereby.

(b)

Each of LAC and Holdco, as applicable, shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by LAC or Holdco, as applicable, acting reasonably. On the date all such consents, approvals and authorizations have been obtained by LAC or Holdco and all such filings have been made by LAC or Holdco, LAC or Holdco shall notify the Investor of same.

(c)

LAC and Holdco shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the transactions contemplated hereby.

6.4	Confidentiality

Each party shall, and shall use commercially reasonable efforts to cause its Affiliates and its and their respective directors, partners, officers, employees, advisors and representatives to, at all times keep confidential and not divulge, furnish or make accessible to anyone, directly or indirectly the terms of this Agreement, or any confidential information, knowledge or data concerning or relating to this Agreement and the relationship of the parties contemplated hereby, except for disclosures (a) that are necessary for the procurement of any necessary consents, filings, notices or other actions with respect to, any Governmental Entity or any other Person hereunder, (b) that are required by Applicable Law, including, federal or state securities laws or the rules and regulations of any Governmental Entity or the rules and regulations of a recognized stock exchange on which any Equity Securities of the applicable party (or any of its Affiliates) are listed and (c) each party’s representatives as necessary in connection with the ordinary conduct of such party’s respective businesses (so long as such representatives agree to keep such information confidential in accordance with the terms of this Agreement).

6.5	Notice

Until the earlier of the Closing Date and the termination of this Agreement, LAC and Holdco shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of LAC or Holdco, as applicable, contained in Section 3.1 of this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date; or

(b)

result in the failure of LAC or Holdco, as applicable, to comply in any material respect with any covenant or agreement to be complied with by LAC or Holdco, as applicable, pursuant to the terms of this Agreement.

6.6	[Redacted – seriously prejudicial]

6.7	[Redacted – seriously prejudicial]

ARTICLE 7

TERMINATION

7.1	Termination

This Agreement shall terminate upon:

(a)	the date on which this Agreement is terminated by the mutual consent of the parties;

(b)

written notice by either party to the other in the event the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by such date;

(c)

by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(d)

by the Investor, if LAC or Holdco breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1 and (ii) (A) if capable of being cured, has not been cured by LAC or Holdco by the earlier of the Outside Date and the date that is thirty (30) days after LAC’s receipt of written notice from the Investor stating the Investor’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination or (B) is incapable of being cured;

(e)

by LAC, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2 and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of the Outside Date and the date that is thirty (30) days after the Investor’s receipt of written notice from LAC stating LAC’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination or (B) is incapable of being cured; or

(f)

the date on which this Agreement is terminated by written notice of the Investor on the dissolution or bankruptcy of LAC or the making by LAC of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving LAC under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

7.2	Effect of Termination

In the event of the termination of this Agreement as provided in this Article 7, this Agreement shall become void and of no further force or effect without liability of any party (or any LAC or Investor shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to in connection with this Agreement, except that no such termination shall relieve any party from liability for damages to another party resulting from a willful and material breach of this Agreement prior to the date of termination.

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification by LAC and Holdco

(a)

LAC and Holdco shall, jointly and severally, indemnify and save harmless the Investor and each of its directors, officers and employees (collectively referred to as the “Investor Indemnified Parties”) from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of LAC or Holdco contained in this Agreement; or

(ii)

any misrepresentation or any incorrectness in or breach of any representation or warranty of LAC or Holdco contained in this Agreement as of the date of this Agreement or as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	LAC’s and Holdco’s obligations under Section 8.1(a) shall be subject to the following limitations:

(i)	the Survival Date, in accordance with Section 8.4;

(ii)

neither LAC nor Holdco shall be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology; and

(iii)

neither LAC nor Holdco shall be liable for any amount under this Article 8 to the extent an Investor Indemnified Party has been fully compensated for a Loss under any other provision of this Agreement or under any other agreement or action at law or equity.

8.2	Indemnification by the Investor

(a)

The Investor shall indemnify and save harmless LAC and Holdco and their respective directors, officers and employees (collectively referred to as the “Holdco Indemnified Parties”) from and against any Losses which may be made or brought against Holdco Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Investor contained in this Agreement; or

(ii)

any misrepresentation or any incorrectness in or breach of any representation or warranty of the Investor contained in this Agreement as of the date of this Agreement or as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Investor’s obligations under Section 8.2(a) shall be subject to the Survival Date in accordance with Section 8.4.

8.3	Indemnification Procedure

(a)

Promptly, and in any event within 20 days, after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a Claim in respect thereof is to be made against any Indemnifying Party, notify the Indemnifying Party of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a “Third Party”) against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is actually and materially prejudiced by such failure to so notify.

(b)

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such sixty-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the sixty-day period (or any mutually agreed upon extension thereof) the parties cannot agree to the validity and amount of such Claim, the Indemnified Party and the appropriate Indemnifying Party shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 9.6) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c)

With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Indemnifying Party under Section 8.3(a), the Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 8.3(a), to assume the control, defense, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms of this Article 8.

(d)

Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 8.3(c), the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defense. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defense of any Claim at its own expense.

(e)

The final determination of any Claim pursuant to this Section 8.3, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(f)

If the Indemnifying Party does not assume control of a Claim as permitted in Section 8.3(c), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such Claim without the consent of the Indemnifying Party.

(g)

Notwithstanding anything to the contrary in this Section 8.3, the indemnity obligations in this Article 8 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Indemnified Party may be subject were caused solely by the negligence, fraud or willful misconduct of the Indemnified Party.

(h)

Except for remedies provided for in the Joint Venture Agreement and for any Claims arising from negligence, fraud or willful misconduct of the Indemnifying Party, the rights to indemnification set forth in this Article 8 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision, tort or common law) in respect of:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of LAC or Holdco contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of LAC or Holdco contained in this Agreement.

(i)

An Investor Indemnified Party shall not be entitled to double recovery for any loss even though such loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

8.4	Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the Closing and shall continue in full force and effect for a period ending on the date that is twelve (12) months following the Closing, notwithstanding any termination of this Agreement; provided, however, that the representations and warranties of LAC and Holdco set forth in Sections 3.1(a) (Due Authorization), 3.1(b) (Organization and Existence), 3.1(g) (Holdco Capitalization) and 3.1(h) (Holdco Subsidiaries) of this Agreement and the representations of the Investor set forth in Section 3.2(a) (Due Authorization) and 3.2(b) (Organization and Existence) of this Agreement shall survive indefinitely (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the “Survival Date”). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 8 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Indemnifying Party on or prior to the Survival Date.

8.5	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss then the Indemnifying Party shall not be required to indemnify any Indemnifying Party for the Loss that could have been avoided if the Indemnified Party had made such efforts.

8.6	Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 8, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 8 and each of LAC and Holdco is acting on its own behalf and as agent for the other Holdco Indemnified Parties referred to in this Article 8. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of LAC under this Article 8 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties, and LAC shall act as trustee for such Holdco Indemnified Parties of the covenants of the Investor under this Article 8 with respect to such Holdco Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Holdco Indemnified Parties.

ARTICLE 9

GENERAL PROVISIONS

9.1	Expenses

Each party shall bear its own fees and expenses incurred in connection with this Agreement and the Related Agreements.

9.2	Time of the Essence

Time shall be of the essence of this Agreement.

9.3	Further Acts

Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties may reasonably require from time to time for the purpose of giving effect to this Agreement.

9.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

9.5	Governing Law

This Agreement, and the rights and liabilities of the parties hereto under this Agreement, shall be governed by and interpreted in accordance with the laws of the State of Delaware, except for its rules as to conflicts of laws that would apply the laws of another state.

9.6	Jurisdiction and Venue

Each of the parties hereto shall use commercially reasonable efforts to resolve any dispute among the parties that relates to this Agreement and to settle any such dispute through joint cooperation and consultation. Any dispute whatsoever among any of the parties hereto with respect to the interpretation of, or relating to any alleged breach of, this Agreement that the parties are unable to settle within thirty (30) days, as set forth in the preceding sentence, shall be resolved by final and binding arbitration administered by the International Centre for Dispute Resolution in accordance with its International Arbitration Rules, before a panel of three (3) arbitrators. Any such arbitration shall be held in New York, New York unless another location is mutually agreed upon by the parties to such arbitration. Such arbitration shall be the exclusive remedy hereunder with respect to any dispute relating to this Agreement; provided, however, that nothing contained in this Section 9.6 shall limit any party’s right to bring (a) post-arbitration actions seeking to enforce an arbitration award or (b) actions seeking emergency or temporary injunctive or other similar temporary relief (pending the resolution of the arbitration contemplated herein) in the event of a breach or threatened breach of any of the provisions of this Agreement. If this Section 9.6 is for any reason held to be invalid or otherwise inapplicable with respect to any dispute, then any action or proceeding brought with respect to any dispute arising under this Agreement, or to interpret or clarify any rights or obligations arising hereunder, shall be maintained solely and exclusively in the state or U.S. federal courts in the State of Delaware. With respect to any action or proceeding that a successful party to the arbitration may wish to bring to enforce any arbitral award or to seek injunctive or other similar relief in the event of the breach or threatened breach of this Agreement (or any other agreement contemplated hereby), each party irrevocably and unconditionally (and without limitation): (i) submits to and accepts, for itself and in respect of its assets, generally and unconditionally the non-exclusive jurisdiction of the courts of the United States and the State of Delaware; (ii) waives any objection it may have now or in the future that such action or proceeding has been brought in an inconvenient forum; (iii) agrees that in any such action or proceeding it will not raise, rely on or claim any immunity (including from suit, judgment, attachment before judgment or otherwise, execution or other enforcement); (iv) waives any right of immunity which it has or its assets may have at any time; and (v) consents generally to the giving of any relief or the issue of any process in connection with any such action or proceeding including the making, enforcement or execution of any order or judgment against any of its property. Each party hereto shall use best efforts to cause any proceeding conducted pursuant to this Section 9.6 to be held in confidence by the International Centre for Dispute Resolution, the arbitrators and each of the parties to such proceeding and their respective Affiliates, and all information relating to or disclosed by any party thereto in connection with such proceeding shall be treated by the parties thereto, their respective Affiliates and the arbitrators as confidential business information and no disclosure of such information shall be made by any party thereto, its Affiliates or the arbitrator without the prior written consent of the party thereto furnishing such information in connection with the arbitration proceeding, except as required by applicable law or to enforce any award of the arbitrators. The party whom the arbitrators determine is the prevailing party in such arbitration shall receive, in addition to any other award pursuant to such arbitration or associated judgment, reimbursement from the other party of all reasonable legal fees incurred with respect to such arbitration.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

9.8	Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

9.9	Notices

Any notice or other communication to be given hereunder shall be in writing and shall, in the case of notice to the Investor, be addressed to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Kurt Hoffman, Director, Corporate Development

Email: [Redacted]

with copies to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Lead Counsel, Corporate Development & Global M&A

Email: [Redacted]

Mayer Brown LLP

Two Palo Alto Square, #300

3000 El Camino Real

Palo Alto, California

USA 94306

Attention: Nina Flax; Peter Wolf

Email: [Redacted]

and in the case of notice to LAC or Holdco shall be addressed to:

Lithium Americas Corp.

3260 – 666 Burrard Street

Vancouver, British Columbia

Canada V6C 2X8

Attention: Jonathan Evans, Director, President and CEO

Email: [Redacted]

with copies to (which shall not constitute notice):

Lithium Americas Corp.

3260 – 666 Burrard Street

Vancouver, British Columbia

Canada V6C 2X8

Attention: Director, Legal Affairs and Corporate Secretary

Email: [Redacted]

Cassels Brock & Blackwell LLP

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8 Canada

Attention: David Redford

Email: [Redacted]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m., be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 9.9.

9.10	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing signed on behalf of such party, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

9.11	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of LAC or Holdco, to any Affiliate of the Investor; provided that no such assignment shall relieve the Investor of any of its obligations hereunder and provided that such Affiliate first agrees in writing with LAC to be bound by the terms of this Agreement.

9.12	No Third-Party Beneficiaries

Except as provided in Article 8 with respect to indemnification, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.13	Public Notices/Press Releases

The Investor and LAC shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and LAC, and the context, text and timing of each party’s announcement shall be approved by the other party in advance, acting reasonably.

No party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(b)

make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other party; provided, however, that, this Section 9.13 shall be subject to each party’s overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, LAC, Holdco or any of their respective Affiliates include the name of the Investor or its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.14	Public Disclosure

During the period from the date of this Agreement to the Closing, LAC and Holdco shall provide prior notice to the Investor of any public disclosure that LAC, Holdco or any of their respective Affiliates proposes to make which includes the name of the Investor or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of LAC, Holdco or any of their respective Affiliates include the name of the Investor or any of its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.15	Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

LITHIUM AMERICAS CORP.

Per:	(Signed) “Jonathan Evans”
Name:	Jonathan Evans
Title:	President & Chief Executive Officer

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

LITHIUM NEVADA VENTURES LLC

Per:	(Signed) “Edward Grandy”
Name:	Edward Grandy
Title:	Secretary

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

GENERAL MOTORS HOLDINGS LLC

Per:	(Signed) “Paul Jacobson”
Name:	Paul Jacobson
Title:	Chief Financial Officer

[Signature Page to Investment Agreement]

EXHIBIT A

Amended and Restated Investor Rights Agreement

[See attached.]

EXHIBIT B

Joint Venture Agreement

[Redacted – commercially sensitive information]

EXHIBIT C

Management Services Agreement

[Redacted – commercially sensitive information]

EXHIBIT D

Description of Phase 1

Processing facilities and 2,250 tonne-per-day sulfuric acid plant targeting to produce 40,000 tonnes per year of battery grade lithium carbonate, including associated mine development, infrastructure and support.

EXHIBIT E-1

First Amendment to Phase 1 Offtake Agreement

[Redacted – commercially sensitive information]

EXHIBIT E-2

Second Assignment Agreement

[Redacted – commercially sensitive information]

EXHIBIT E-3

Second Amendment to Phase 1 Offtake Agreement

[Redacted – commercially sensitive information]

EXHIBIT F

Phase 2 Offtake Agreement

[Redacted – commercially sensitive information]

EXHIBIT G

Termination Agreement

[See attached.]

EXHIBIT H

Restructuring Step Plan

[Redacted – commercially sensitive information]